HI-GREAT GROUP HOLDING CO.	621 S. Virgil Avenue #470 Los Angeles, CA 90005

July 7, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Eric McPhee
Wilson Lee

Re:	Hi-Great Group Holding Co
Amendment No. 1 to
Offering Statement on Form 1-A
Filed June 22, 2020
File No. 024-11216

Dear Sir or Madam:

Hi-Great Group Holding Co. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Alex Jun Ho Yang, Chief Executive Officer of the Company, dated July 6, 2020 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Offering Statement on Form 1-A filed June 22, 2020

Transactions with Related Persons, page 33

1. We note your response to comment 6. Please revise the disclosure to address the exclusive license to market and distribute SellaCare, Inc. and the loan with Sellacare America, Inc. as disclosed on page F-16. In this regard, please also revise to state the amount of the related person's interest in the land/ground lease with Sella Property, LLC and the license to market and distribute SellaCare, Inc.

We have revised the disclosure in the Offering Statement to address the exclusive license to market and distribute SellaCare, Inc. and the loan from Sellacare America, Inc. We have also revised the Offering Statement to disclose the amount of the applicable related party’s interest.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Alex Jun Ho Yang
Alex Jun Ho Yang